EXHIBIT 99.1

Acasti Strengthens Its IP Portfolio

US Patent Application Allowed by USPTO and Granted in South Africa

LAVAL, Quebec, Oct. 29, 2013 (GLOBE NEWSWIRE) -- Acasti Pharma ("Acasti") (Nasdaq:ACST) (TSX‑V:APO), a Neptune Technologies & Bioressources Inc.'s ("Neptune") subsidiary, announces that the U.S Patent & Trademark Office (the "USPTO") has allowed Acasti's composition and use patent application entitled Concentrated Therapeutic Phospholipid Compositions (the "Patent") (Publication number: US20110160161). Acasti expects this allowance to be the last step before the USPTO officially grants the Patent, which Acasti anticipates will occur by the end of 2013.

The Patent relates to concentrated therapeutic phospholipid omega-3 compositions and covers methods for treating or preventing diseases associated with cardiovascular diseases, metabolic syndrome, inflammation, neurodevelopmental diseases, and neurodegenerative diseases. To date, Acasti's patent application has been filed in more than 40 jurisdictions worldwide.

In addition to the USPTO's allowance, Acasti was recently granted a corresponding patent in South Africa, which is enforceable and valid until October 29, 2029.

"Building and protecting our intellectual property is a key part of our business strategy and we believe today's announcement is another important achievement in growing this valuable asset," highlighted Dr. Harlan W. Waksal, M.D., Executive Vice-President Business and Scientific Affairs. "Together with Neptune, our composition patents should preclude others from entering the market with pharmaceutical omega-3 phospholipid concentrates. In addition, this new U.S. Patent should be enforceable and valid until October 29, 2029, which will extend the life of our U.S. patent portfolio."

About Acasti Pharma Inc.

Acasti is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the medical food and prescription drug markets.

Neither NASDAQ nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This press release contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this press release as forward-looking information. Forward-looking information can be identified by the use of terms such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue" or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this press release includes, but is not limited to, information or statements about Acasti's intellectual property. Although the forward-looking information in this press release is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. In addition, the forward-looking information in this press release is subject to a number of known and unknown risks, uncertainties and other factors, including those described in Acasti's filings with securities regulatory authorities, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, many of which are beyond Acasti's control, that could cause Acasti's actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information. Consequently, all the forward-looking information in this press release is qualified by this cautionary statement and there can be no guarantee that the results or developments that Acasti anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on Acasti's business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise.

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com